--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS
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Contact: Kecia E. Funaro-Burton
                  Marketing Officer
                  NBT Bank, N. A.
                  607-337-6250

                                                              Pursuant  to  Rule
                                                              425    under   the
                                                              Securities  Act of
                                                              1933  and   deemed
                                                              filed  pursuant to
                                                              Rule 14a-12  under
                                                              the     Securities
                                                              Exchange   Act  of
                                                              1934.

                      NBT BANK OPENS NEW LOCATION IN ALBANY

     ALBANY, NY (July 11, 2000) - NBT Bank recently opened a commercial banking office in Albany at 441 New Karner Road. The primary focus of this new location is to serve the commercial banking needs of area businesses. A full range of retail banking products and trust and investment services are also available.
     NBT Bank Vice President and Regional Lending Manager Ed Tomeck stated, "Bank consolidations in the Capital Region have created a need for a commercial lending institution with a strong community banking philosophy. NBT Bank has its roots in community banking. Our commitment to quality service and local decision-making provides area businesses with an attractive new banking option."
     Vice President and Corporate Banking Officer Peter Marquis heads up NBT Bank's commercial banking operation in Albany. Marquis brings 20 years of banking experience to his position including six years with TrustCo Bank. He is currently a director of the Saratoga Care Foundation and serves as a director and assistant treasurer of the Northeast Parent and Child Society.
     Daryl R. Forsythe, NBT Bank's chief executive officer, commented, "We are excited to become a part of the banking scene in the Capital Region. Our entry into this market represents a logical expansion of our existing franchise that spans from Pennsylvania to the Canadian border." NBT Bank conducts business from 37 locations in ten Upstate New York counties including three offices in nearby Fulton County.
     NBT Bank and its parent company, NBT Bancorp Inc., are headquartered in Norwich, New York. NBT Bancorp recently entered into a merger agreement with BSB


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Bancorp,  Inc. of Binghamton slated to close in the fourth quarter of this year.
This merger, currently pending regulatory and stockholder approval, will create a financial services holding company with pro forma assets of $4.8 billion and three direct operating subsidiaries, including community banks in New York and Pennsylvania and a financial services company.

 O BSB Bank & Trust and NBT Bank, the companies' principal banking subsidiaries, will be combined to create the New York bank.

 O NBT Bancorp recently acquired LA Bank and Pioneer American Bank. Both headquartered in Northeastern Pennsylvania, these banks will be combined to form the new company's Pennsylvania bank.

 O NBT Bancorp created a financial services company in September 1999 to expand its menu of financial services beyond traditional bank product offerings.

     Forsythe will serve as the chairman, president and chief executive officer of the combined company. He stated, "This merger is a great strategic fit for our companies. We offer similar products and services, and the markets we serve are contiguous. By far, the most important common ground we have is our shared community banking philosophy. Bringing our successful companies together will create a solid foundation that will allow us to expand the financial service options we offer and continue to deliver high quality service to existing and new customers."
     NBT Bancorp had assets totaling $1.4 billion at March 31, 2000. Forward-Looking Information
     This news release contains statements regarding the projected performance of NBT Bancorp, Pioneer American Bank, LA Bank and BSB Bancorp on a combined basis. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in this release since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which NBT Bancorp, Pioneer American Bank, LA Bank and BSB Bancorp conduct their operations, being less favorable than expected; the cost and effort required to integrate aspects of the operations of the companies being more difficult than expected; expected cost savings from the merger not being fully realized or realized within the expected time frame; legislation or regulatory changes which adversely affect the ability of the combined company to conduct its current or future operations. NBT


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disclaims any obligation to update any such factors or to publicly  announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.
     This press release may be deemed to be solicitation material in respect of the proposed merger of BSB Bancorp, Inc. ("BSB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of April 19, 2000, and amended as of May 17, 2000, by and between NBT and BSB (the "Agreement"). Filing of this press release is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").
     NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C.
Minor,  John  D.  Roberts,   Everett  A.  Gilmour,  J.  Peter  Chaplin,  Richard
Chojnowski, Gene E. Goldenziel, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, Joseph G. Nasser, William L. Owens and Paul O. Stillman. As of June 30, 2000, these directors and executive officers beneficially owned in the aggregate 1,538,770 shares, or approximately 8.31%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3, 2000.
     In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which will describe the proposed merger of NBT and BSB and the proposed terms and conditions of the merger. Stockholders of
NBT  are  encouraged  to  read  the  registration   statement  and  joint  proxy
statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815,
Attention: John D. Roberts, telephone 607-337-6541.

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